TELEFONOS DE MEXICO, S.A. DE C.V.

February 27, 2003

COPY OF THE DOCUMENT SENT TO:

Mr. Jorge Familiar Calderon

Vice President of Stock Market Supervision

National Securities Commission

Insurgentes Sur 1971, Torre Norte, 10th floor

01020 Mexico D.F.

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

Dear Mr. Familiar Calderon:

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 27, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 3,800,000 class "L" shares of Telmex at an aggregate price of $61,390,274.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

February 26, 2003

COPY OF THE DOCUMENT SENT TO:

Mr. Jorge Familiar Calderon

Vice President of Stock Market Supervision

National Securities Commission

Insurgentes Sur 1971, Torre Norte, 10th floor

01020 Mexico D.F.

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

Dear Mr. Familiar Calderon:

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 26, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of Telmex at an aggregate price of $64,504,193.00 and 50,000 class "A" shares of Telmex at an aggregate price of $804,500.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

February 25, 2003

COPY OF THE DOCUMENT SENT TO:

Mr. Jorge Familiar Calderon

Vice President of Stock Market Supervision

National Securities Commission

Insurgentes Sur 1971, Torre Norte, 10th floor

01020 Mexico D.F.

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

Dear Mr. Familiar Calderon:

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 25, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of Telmex at an aggregate price of $64,204,793.00 and 2,100 class "A" shares of Telmex at an aggregate price of $33,600.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Office

TELEFONOS DE MEXICO, S.A. DE C.V.

February 24, 2003

COPY OF THE DOCUMENT SENT TO:

Mr. Jorge Familiar Calderon

Vice President of Stock Market Supervision

National Securities Commission

Insurgentes Sur 1971, Torre Norte, 10th floor

01020 Mexico D.F.

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

Dear Mr. Familiar Calderon:

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 24, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of Telmex at an aggregate price of $64,750,929 and 50,000 class "A" shares of Telmex at an aggregate price of $808,500.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Office

TELEFONOS DE MEXICO, S.A. DE C.V.

February 21, 2003

COPY OF THE DOCUMENT SENT TO:

Mr. Jorge Familiar Calderon

Vice President of Stock Market Supervision

National Securities Commission

Insurgentes Sur 1971, Torre Norte, 10th floor

01020 Mexico D.F.

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

Dear Mr. Familiar Calderon:

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on July 11, 2001 and at the general meetings of shareholders on August 7, 2001, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of Circular 11-34 issued by the National Banking and Securities Commission, Telmex on February 21, 2003 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V., 4,000,000 class "L" shares of Telmex at an aggregate price of $64,883,405.00 and 158 class "A" shares of Telmex at an aggregate price of $2,544.00. This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to section V of the Second provision of Circular 11-34. the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer